Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

December 12, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Burnham Investors Trust (the “Trust”) -
Registration Nos. 002-17226/811-0994

Ladies and Gentlemen:

Please accept for filing Post-Effective Amendment No. 91 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 53 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of the Trust (the “Amendment”).

The Amendment is being filed pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register shares of a new portfolio, the Burnham Energy Income and MLP Fund, to go effective in 75 days.

We filed Post-Effective Amendment No. 90 yesterday, December 11, 2012 to register shares of the same portfolio, the Burnham Energy Income and MLP Fund. However, after the filing, we noticed that we failed to get a class identifier for Class I. We did receive an identifier for the other two classes, Class A and Class C. We are filing this amendment solely to make this correction per the printer’s conversation with a person at the Commission’s filing desk. No other changes to the filing have been made, other than to update the references to the PEA number and change the dates on this letter and signature page.

Questions and comments concerning the Amendment may be directed to the undersigned at (215) 988-2867 or Tom Calabria, the Trust’s CCO at Burnham Asset Management, (212)-603-7532.

Sincerely,

/s/ Michelle Lombardo

Michelle Lombardo

Enclosures